
12025589

Peoples
50 YEARS
STATE BANK

PSB HOLDINGS, INC.

2011 ANNUAL REPORT

PSB Holdings, Inc. is the parent company of Peoples State Bank. Peoples is a community bank headquartered in Wausau, Wisconsin, operating eight full service retail and commercial locations serving north central Wisconsin in Marathon, Oneida, and Vilas counties. Peoples holds $623 million in assets serving 15,600 households with 145 employees. PSB stock is traded on the Over the Counter Bulletin Board Exchange and the OTC Markets exchange under the symbol PSBQ.

TABLE OF CONTENTS

PEOPLES STATE BANK 1962- STEWART AVENUE, WAUSAU, WI

NET BOOK VALUE PER COMMON SHARE



$29.85
$31.96
2007
2008
2009
2010
2011

EARNINGS AND DIVIDENDS PER SHARE



$3.04
$3.37
$0.72
$0.74
2007
2008
2009
2010
2011
Earnings per Share
Dividends per Share

RETURN ON EQUITY AND ASSETS



0.87%
10.78%
2007
2008
2009
2010
2011
Return on Assets
Return on Equity

PETER KNITT - PRESIDENT AND CEO, PEOPLES STATE BANK

dear shareholders,

Anniversaries and birthdays in our personal lives typically give us pause to reflect on the struggles and successes of the past while assessing our readiness for further growth and development. Whether it was your 21st birthday, your 20th year working at your employer, or your 50th wedding anniversary, each date was a time of both celebration and self-assessment. Peoples State Bank, represented by our staff, enjoys similar milestones and it is with excitement that I introduce you to the celebration of Peoples State Bank's 50th anniversary in this 2011 Annual Report. As you look to the timeline and historical information included in this special report, you will see a similar theme – hardworking local people and entrepreneurs working together with Peoples' staff sharing the same goals – the financial success of not only the individual but the community at large.

Since my story with Peoples began in 2003 as Regional President of the Peoples branch location in Rhinelander, Wisconsin, I reflect on important changes that prepared us for the future. The Rhinelander branch which opened in 2002, began a period of northern Wisconsin expansion outside of Marathon County. Today this represents approximately 20% of our total assets and 30% of our net income. In 2004, Peoples invested $4.8 million in a new home office upon the site of the original bank location in Wausau, Wisconsin to prepare for growth and a greater regional presence. In 2009, PSB declined participation in federal TARP capital funds after deciding the bank could best serve customers and meet shareholder demands without onerous government restrictions. Most recently, in 2010 we moved to a new data processing platform that expanded our commercial deposit cash management product lineup and positioned the bank to accommodate changing technologies for many years.

During 2011, PSB generated record earnings of $3.37 per share on net income of $5.3 million compared to earnings of 3.04 per share on net income of $4.8 million during 2010, up 11%. Total assets increased to $623 million at December 31, 2011 compared to $621 million last year. While asset growth was minimal, loans receivable increased $5.8 million during 2011 totaling $438 million at year-end. Net book value increased 7% during 2011, reaching $31.96 per share. Return on average stockholders' equity was 10.78% during 2011 compared to 10.59% during 2010, which ranks in the top 15% of public community banks with assets $500 million to $1 billion during 2011 as measured by SNL Financial. SNL Financial also recently recognized PSB as one of just 35 public banks in the United States who has increased shareholder cash dividends at least 1.5% each year during the last 10 years.

2011 earnings increased from higher tax adjusted net interest income, up $386,000, or 2%, driven by net margin that rose from 3.51% of earnings assets in 2010 to 3.55% in 2011. In addition, operating expenses before credit related costs declined $495,000, or 3%, primarily from lower FDIC insurance premium expense. Credit losses and foreclosure costs remained historically high and were $2.6 million in both 2011 and 2010. Problem assets remain manageable and were 2.9% of assets at December 31, 2011 compared to 2.6% last year.

Looking ahead to 2012, increased government regulation and an uncertain economy continue a difficult banking environment and several factors are expected to slow profit growth. First, while the rules established by the Dodd-Frank Wall Street Reform and Consumer Protection Act were targeted primarily at the nation's largest banks, many provisions will impact community banks like Peoples. As the largest banking legislation since the Great Depression, the Dodd-Frank Act is estimated to include 7,000 pages of law and associated regulation when complete. As a person familiar with the process, Ronald Reagan once said, "I have wondered at times what the Ten Commandments would have looked like if Moses had run them through the U.S. Congress." Dodd-Frank and other recent regulations will have an impact on our overdraft income and debit card transaction income going forward. In addition, as mortgage interest rates settle at historical lows, refinance activity, which fueled mortgage banking profits since 2009, is expected to wane while new home purchase activity remains low. The expectation of lower overdraft income, lower debit card fee income, and lower mortgage banking income will make fee income growth difficult in future years.

While interest rates have remained very low for over three years, a continued low rate environment is expected to pressure net interest margin lower as loans are renewed at lower interest rates while deposit rates have little room to decline. In periods of declining net margin, banks have traditionally increased loan volume to keep net interest income growing, but low customer loan growth demand will make such a strategy difficult during 2012. The combination of lower fee income, low organic loan growth, and pressure on net interest margin will make net income growth challenging during 2012.

To address these and other long-term challenges, we are pursuing several strategies in the coming year. We believe asset growth is an important driver of shareholder value through an increased earnings base and recognition of Peoples by a wider range of potential investors. Therefore, we continue to seek opportunities for growth through acquisition of banks with reasonable credit quality that are a good fit with our existing product base and operation. We focus on expansion possibilities in nearby markets but also evaluate all options for building shareholder value if good acquisition opportunities do not arise. Options for value other than acquisitions could include a pay down of senior notes or a limited repurchase of stock at open market prices in coming years.

There are several strategies we are pursuing to improve our sales and service culture. We are working to streamline our account opening process while allowing sales people to cross sell products during opening. Our new data processing system has several tools which aid in this process to improve our sales penetration and create a faster customer service experience. Our new technology platform also allows us to provide all types of emerging services including mobile banking and personal financial management tools through our online banking channel. Lending to local small businesses is an important product offering and we have a goal of developing a system to underwrite and approve local small business loans to certain customers within 24 hours.

I also believe there is potential to build on our longstanding retail banking franchise to better use our existing eight locations in north central Wisconsin to grow consumer accounts. To that end, we are looking to improve the customer experience within updated facilities and to collaborate more closely with mortgage and commercial product sales people with appropriate retail relationships. A better customer experience combined with tools to better understand customer needs allows us to segment our customer base for direct marketing and referrals of products as well. Against a changing bank landscape, we are researching new retail checking account options that are beneficial for the customer and profitable for the bank.

The upcoming year will mark the retirement of two of our longest serving directors. Patrick Crooks has served on the board for 24 years and was instrumental in providing the original legal work on the bank's formation as a young Wausau attorney during the early 60's. Gordon Gullickson was President of Peoples State Bank during 1986 through 1999 and therefore served as President or Chairman of the company for the past 26 years. Both Gordon and Patrick have been instrumental in our company's success. I am honored to say that both have been strong mentors to me personally and I wish them well.

Those who visit our home office in Wausau are greeted at the door with our mission statement – "It's about you: our customers, employees, and shareholders." It is our vision to be the community bank that all others strive to be. We continue to seek new opportunities for growth and expect to write new chapters to the Peoples State Bank story. However, as our mission statement declares, the story isn't about us, it's about you! Thanks for 50 years.

Sincerely,



Peter W. Knitt
President & CEO
PSB Holdings, Inc. & Peoples State Bank

ALLOWANCE FOR LOAN LOSSES AND CHARGE-OFFS TO GROSS LOANS



1.81%
1.78%
0.33%
0.32%
2007
2008
2009
2010
2011
Net Loan Charge-Offs %
Allowance for Loan Losses %

TOTAL CAPITAL TO ASSETS AT DECEMBER 31



14.27%
14.99%
7.52%
8.09%
2007
2008
2009
2010
2011
Tangible Common Book Equity
Total Regulatory Capital

NET INTEREST MARGIN (TAX ADJUSTED)



3.51%
3.55%
2007
2008
2009
2010
2011

REVENUE PER EMPLOYEE (TAX ADJUSTED $000s)



$198
$205
2007
2008
2009
2010
2011

Tax adjusted net interest income and fees excluding security sale gains (losses)

OPERATING EXPENSE TO AVERAGE ASSETS



3.00%
2.50%
2.00%
1.50%
1.00%
.50%
2.64%
2.60%
2007
2008
2009
2010
2011
FDIC and Foreclosure Costs
Operating Expenses

TOTAL ASSETS AND SERVICED MORTGAGES AT DECEMBER 31



$170,951
$261,811
$534,185
$622,867
2007
2008
2009
2010
2011
Loans Serviced for Others ($000s)
Total Assets ($000s)

by the numbers

How we measure long-term success. - Scott Cattanach, CPA, Chief Financial Officer

Our 1996 annual report featured the story of Peoples' conversion to a new internal computer system and highlighted future customer benefits including telephone banking, home banking, and cash management services. At that time, few of us could have imagined just 15 years later the prevalence of banking technology such as mobile banking and the many ways for customers to manage their personal and business cash flows.

In addition, banking regulatory oversight and the responsibility of banks to provide customers with expanded financial disclosures has increased exponentially. For example, our 1996 audited financial statements were 18 pages long while our 2011 financial statements are over 50 pages long. In almost all areas, the past 15 years has been a period of incredible change for Peoples. Have we been successful? The best way to evaluate success is to consider our financial performance in the areas most important to investors.

During the past 15 years, assets have grown from $204 million to $623 million, an average annual growth rate of 7.8%. Average annual growth in shareholder net book value has been even stronger at 8.3% since 1996. Shareholders have enjoyed an increased cash dividend of at least 2.5% every year for the past 19 years and since 1996, dividends have increased an average of 4.2% per year.

However, the greatest financial measurement of all is performance against the vision of Peoples' founders 50 years ago to provide banking services to local business people that met customer needs and also rewarded local investors. Investors in the original summer of 1962 stock issue that have held those shares through today have enjoyed an average annual 12% total return on the investment including increases in the share price and cash dividends received during the past 50 years. Our founders sought to build a base of happy customers and enthusiastic shareholders. That is a success story we continue to write.



Summary Balance Sheets ($000s)

	2011	2010	2009	2008	2007
Cash and cash equivalents	**$38,205**	$40,331	$26,337	$13,172	$21,127
Securities	**108,677**	108,379	106,185	102,930	97,214
Loans receivable, net	**437,557**	431,801	437,633	424,635	387,130
Premises and equipment	**9,928**	10,464	10,283	10,929	11,082
Other assets	**28,500**	30,118	26,416	18,820	17,632
Total assets	**$622,867**	$621,093	$606,854	$570,486	$534,185
Deposits	**$481,509**	$465,257	$458,731	$427,801	$402,006
FHLB advances	**50,124**	57,434	58,159	65,000	57,000
Other borrowings	**19,691**	31,511	28,410	25,631	26,407
Senior subordinated notes	**7,000**	7,000	7,000	0	0
Junior subordinated debentures	**7,732**	7,732	7,732	7,732	7,732
Other liabilities	**6,449**	5,469	4,552	4,423	4,425
Stockholders' equity	**50,362**	46,690	42,270	39,899	36,615
Total liabilities and stockholders' equity	**$622,867**	$621,093	$606,854	$570,486	$534,185
Tangible net book value per share	**$31.96**	$29.85	$27.11	$25.76	$23.70



Summary Statements of Income ($000s)

	2011	2010	2009	2008	2007
Net interest income	**$19,557**	$19,099	$16,951	$14,407	$14,135
Provision for loan losses	**1,390**	1,795	3,700	885	480
Net interest income after loan loss provision	**18,167**	17,304	13,251	13,522	13,655
Noninterest income	**5,337**	5,363	5,576	3,184	3,700
Operating expenses	**15,778**	15,925	14,829	12,566	11,948
Net income before income taxes	**7,726**	6,742	3,998	4,140	5,407
Provision for income taxes	**2,421**	1,988	882	839	1,267
Net income	**$5,305**	$4,754	$3,116	$3,301	$4,140
Diluted earnings per share	**$3.37**	$3.04	$2.00	$2.13	$2.64
Cash dividends per share	**$0.74**	$0.72	$0.70	$0.68	$0.66
Average common shares outstanding	**1,574,153**	1,564,256	1,559,285	1,548,898	1,565,212
Return on average assets	**.87%**	.79%	.54%	.61%	.82%
Return on average equity	**10.78%**	10.59%	7.38%	8.63%	11.79%



our line in time

As told through employees, shareholders, and customers.

50 years ago Central Wisconsin was a very different place. Growth was just beginning on the west side of the river. Stewart Avenue was not the busy street many know it to be today. Instead of retail shops and businesses, there were homes, farms and an opportunity for growth. The same was true for the surrounding communities.

As time went on, it was clear to a group of local businessmen that Wausau was missing something. The town had an entrepreneurial spirit, but starting up a business had become more and more difficult due to a lack of financing.

"I needed a partner, not just another bank," explained Larry Hanz, who owned a trucking company at the time. Hanz and his brother Zigmond, would later both become members of Peoples State Bank's Board of Directors.

The city was searching for a bank designed and built expressly to serve the needs of the city's people, a bank willing to help create businesses. The fulfillment of that need led to what we know as Peoples State Bank.

The beginning was humble. A handful of business people, doctors, attorneys and farmers came together on nights and weekends to explore the possibility of launching a new bank. Over the course of eighteen months the small group grew larger, as interest and excitement about the new bank spread.

"I remember it like it was yesterday," said Gene Witter a founding member of the bank's board. "It was just before evening chores. Lucky for them they came then or I wouldn't have had time to talk. Two fellas invited me to be a part of the board of directors of a new bank. They told me they needed a farmer and that I was the man they wanted. I just knew it was something that I should be a part of."

The two "fellas" were George Elbe and Gordon Connor, along with Clayton Crooks, the trio became the driving force behind what would become Peoples State Bank.

"That original three soon grew to fifteen people who realized Wausau's banking needs were not being served. They started meeting regularly at various places," recalled Patrick Crooks, the son of Clayton Crooks.

In 1961 snowy ground was broken for a permanent location. After eight months of construction the operations of Peoples State Bank officially began on August 1, 1962 when the doors opened on the new building. For some they couldn't wait to be part of the new bank and visited when the bank was operated out of a makeshift trailer. Gene Witter even brought his tractor from his nearby farm to help install the drive-up windows in the new bank building. The spirit of cooperation and willingness to roll up their sleeves would become the hallmark of the new financial institution.

1962



Gordon R. Connor Named First President of Peoples

Peoples Opens Their Doors with Initial Shareholder Capital of $390,000




GRAND OPENING
OF THE
PEOPLES STATE BANK
TO OUR OPEN HOUSE
MONDAY, AUG. 6th
9 a.m. to 8 p.m.

1962 - 1969

"It All Started With An Open Door"

Right out of the gate the bank started to build a culture that was centered on customers. The first president of the bank, Gordon Connor, began a policy that still remains in effect 50 years later.

"The president's door was always open," remembered Patrick Crooks, who, like his father, would serve on the board of the directors for the bank. "Every customer is important."

Over the years this difference has made an impact on both customers and employees.

"...one of our early loans was for a milk truck"

"I remember one of our early loans was for a milk truck," said Larry Hanz, retired board member. "The fellow had been turned down by several other banks, but we could see that he was a good man and ran a solid business. The directors voted to give him the money."

Those initial loans were made to help build homesteads, fund construction equipment and buy farms. The fledgling bank's focus was on serving unmet needs of the families and the businesses on Wausau's west side. Peoples State Bank's growth and success was defined in the early days by supporting basic services and needs.

1967

Peoples Reaches $10 Million in Assets

1968

Charles A. Anderson Named President of Peoples

Peoples began on a philosophy of looking at more than just numbers, looking instead at a larger picture to determine how to partner with local businesses and families.

"We saw the potential in the people who lived and worked here," offered Crooks. "Because we looked at things differently, we were ready to partner with different kinds of people and businesses."

The first day of operation the bank welcomed 50 customers and by the end of the year the bank held over $1.6 million in assets. Coins were counted by hand, and two employees, Liz Luedtke and Lynn Guth, handled all of the transactions. Steady growth continued throughout the decade, with the bank adding customers and employees.

Rib Mountain Glass began its relationship with Peoples in 1962 as Rib Mountain Trim and Glass. It was a small, locally owned business that offered glass repair and replacement for auto, farm, residential and commercial needs, as well as upholstery and convertible car top repairs.

Peoples was able to assist the growing company early on when a line of credit was needed even before the bank doors officially opened in August. It continued to help in the 70's as the company grew through ownership changes in 1972 when original owner Bernard Richards Sr. bought out his partner and again in 1976, when the company incorporated as Rib Mountain Glass Inc.

Today, CEO and Vice President Dave Mohelnitzky continues to appreciate the responsiveness of working with Peoples. "Working with the staff at Peoples has been great," said Dave Mohelnitzky. "They've been with us every step of the way and they make doing business easy. We've been through changes together including ownership and building expansion. They look for more than just accounting statements; they look at the business person and their experience."

In 1968, Charles Anderson became the bank's second and longest serving president. He would lead the bank's steady growth throughout his 13 years as president, taking the bank from $13 million in assets to over $45 million.

1972

$18 Million in Assets


Peoples State Bank
Wausau, Wis.
1962 - 1972


PEOPLES STATE BANK

1970 - 1979

"Strong Commitment. Strong Roots."

As Wausau's west side began to grow, the bank changed with it, adding services and features that families and businesses needed along the way. In many cases, Peoples has served multiple generations of both personal and commercial customers.

Lewis Construction is one such customer. Started in 1968 by William Lewis, the company focused on residential and light commercial concrete foundation and flatwork under the name William Lewis Cement Contracting. William opened the business's first checking account at Peoples. The name changed in 1984 to Lewis Construction upon the addition of William's son, Steve Lewis, and the company continues to partner with the bank over four decades later.

"...Peoples took the time to understand us and our business."

Today the company does commercial and industrial concrete foundations, interior flatwork, exterior flatwork, curbs and gutters.

"We were able to build off the foundation my dad built and then, in 1992, we had a chance to build on what was at that point our largest project to-date," explained Steve Lewis. "After winning the bid we needed a line of credit to purchase a very specialized piece of equipment that would allow us to take on these types of challenges. Peoples took the time to understand us and our business."

1975

$25 Million in Assets


HIGHEST QUALITY
Grebe's
LOWEST PRICES...
HARDWARE
PLUMBING
SUPPLIES
WAUSAU, WIS.
EXCLUSIVE DEALER
APPLIANCES

1979

Capital and Equity Reach over $5 Million


PEOPLES
STATE BANK
1905 STEWART AVE.
PHONE 842-2191
Free
Parking!
Member F.D.I.C.

The success of that project along with the purchase of the equipment has allowed Lewis Construction to pursue larger and even more complex projects across five states.

By 1972, more than 20 employees worked at the bank's Stewart Avenue branch and assets grew to over $18 million. By 1975, the bank reached $25 million in total assets. As the organization grew, so too did the partnerships with local multigenerational businesses.

Grebe's is one such business.

Grebe's was founded in 1946 by Arthur and Esther Grebe. The main focus then was selling and repairing Case farm machinery. Two employees along with the owners ran the business. The philosophy was to operate with integrity, family values, quality products and fair prices. In 1948, the Case farm machinery franchise was sold in favor of becoming a hardware business, the first on Wausau's west side.

The business continued to evolve over the coming decades. From 1972 to 1995 additions and remodeling took place to expand the retail space. Ownership also transferred in 1976 to Arthur and Esther's children, Roger Grebe and Charlotte Richetto. The business continued to grow and expand as generations of customers shopped at Grebe's because they offered quality products, knowledgeable sales staff and dependable in-home service. Grebe's is now owned by a third generation when in 1997 Arthur and Esther Grebe's grandchildren Tim Grebe and Steve Richetto became owners.

Grebe's continues to find their niche. In 1995, they purchased the Buch family's power equipment business and in 2005 the hardware inventory was sold to provide more opportunity for the appliance, power equipment, chef center and grill departments.

"My dad was one of the founding members of Peoples and he knew firsthand the need for the local west side bank. When additions and remodels occurred along the way, Peoples was there to help," said Roger Grebe. "There were times we needed advice and we knew we could count on the knowledgeable staff at Peoples. Now 50 years later we wouldn't think of going anywhere else."



1981

Glenn A. Resheske
Named President
of Peoples

1982

Assets Reach Over
$50 Million


The Directors, Officers and Employees of
The PEOPLES STATE BANK
1905 W. STEWART AVENUE PHONE 842-2191
Member F.D.I.C.
PEOPLES STATE BANK
Invite You To Help Them Celebrate Their
"20TH" ANNIVERSARY


JUNE IS DAIRY MONTH
and
You are invited
For Refreshments Tomorrow,
Friday, June 29th,
In Our Bank Lobby
Lisa Schreiner,
Marathon County June Dairy Princess
will be here from 2 to 4 P.M.
PEOPLES
STATE BANK

1980 - 1989

"Community and Growth

Glenn A. Resheske took the helm as bank president in July of 1981. Glenn's experienced leadership brought change and opportunity to the bank as well as renewed commitment to its patrons.

"It's all about serving our customers," said Bev Bauman. "We take pride in being able to know our customers, and play a role in their daily lives. People love to share their stories, and it helps us to better understand the types of banking services they need."

And Bev ought to know, she's one of several employees who have worked at the bank for over thirty years. Long-time employees have always been an important part of the organization's success. It's the personal dedication and attention to detail that helps separate service at Peoples from other banks.

"It's all about serving our customers"

"I look forward to coming every day to work," explained Heidi Fleurant. "We're like a family here, and we love taking care of our customers. I take pride in calling all my customers by their first name, and I know their needs and can anticipate their wants."

With the continuity that long-term employees bring, customers have faith that they never have to start over. Their relationships are always the most important part of their banking experience.

"People need to know we're looking out for them," continued Fleurant. "And not just here at the bank, but out in the community as well."


PEOPLE WE'RE PROUD TO KNOW....

McDonald's

Sue Brzezinski, Manager; Bill Fish, Owner

Welcome Neighbor and Congratulations on your Grand Opening of McDonalds on Stewart Avenue. We wish you great success!

PEOPLES STATE BANK
1905 W. STEWART AVE., Wausau, WI. - 842-2191
INDEPENDENTLY OWNED
5½% Passbook Savings
Member F.D.I.C.

1986

Gordon P. Gullickson Named President of Peoples



1989

Peoples Opens First Branch in Rib Mountain

Assets Grow to over $100 Million



Peoples has strong roots within the community. Every employee of the bank participates in community events ranging from bank-sponsored community events to a variety of service clubs and nonprofit organizations that help to make the community a better place.

"In 2011, we had one hundred percent participation by our employees to volunteer their time and talents to community organizations," said Pam Wojtasiak, another 30+ year veteran of the bank. "This is something that they do on their own time. It isn't required by the bank. Serving the community is just part of what everybody feels like they need to do to be part of our organization and a thriving community."

In 1986, Gordon Gullickson was appointed President. Gullickson had a proven track record in banking and shared the basic philosophy that is at the heart of the bank.

"I kept my office right by the front door," explained Gullickson. "I wanted the employees and all of our customers to know that my door was always open."

In the 1980's, Rib Mountain, Wisconsin cultivated the infrastructure to accommodate commercial growth. Under Gullickson's leadership, Peoples expanded in the Rib Mountain area with its first branch to serve the area's growing needs. The city invested in new roads, power and sewer lines, but the businesses who would take advantage of this new infrastructure needed a financial partner.

Peoples was working diligently to be that partner and officially opened its first branch office on May 15, 1989 after seven months of bitter winter construction. The new branch became the blueprint for the bank's future growth as Peoples anticipated new areas of growth and actively met those needs.

1991

Peoples Marathon City Branch Opens

1993

Assets Reach $150 Million

1995

Peoples 6th Street Branch Opens on Wausau's East Side

Peoples Goes Public; PSB Holdings, Inc. is formed



Peoples
Peoples



1990 - 1999

"Financing Elbow Grease"

Marathon City was at the heart of Wisconsin's Ginseng industry. Because the root flourished in central Wisconsin's climate, farmers were cultivating the once exotic root in large quantities. They needed capital to buy land, equipment and supplies. Peoples responded.

In 1991, Peoples opened its second new branch office in less than two years. The Marathon City expansion demonstrated the bank's philosophy in action: the organization was primed to serve wherever there was growth.

By the mid 1990s there was no shortage of banks in downtown Wausau, but they were mainly branches of large corporate banks. Peoples' roots to serve the community led to the conclusion that the families and businesses east of the Wisconsin River needed better access to services.

"Peoples provided the financial backing we needed to get started"

In the spring of 1995, the third branch opened on Wausau's Eastside. The new branch, located on Sixth Street, was able to serve many daily commuters who traveled in and out of town each day, as well as, support the growing commercial needs of the city's east side. The office also became the home to an expanded service line for Peoples, including an Investment Center for consumers with convenient access to the investment planning products and tools.

Later that same year, the bank reached another milestone when the shareholders of Peoples State Bank elected to exchange their stock for shares in PSB Holdings, Inc. Establishment of this holding company for Peoples State Bank laid a foundation for better shareholder stock liquidity and enhanced capital flexibility for growth.

1996

Assets Grow to over $200 Million

1998

Peoples Opens First Northern Wisconsin Location in Rhinelander Inside of Trig's


BANK

1999

David K. Kopperud Named President of Peoples

Assets Reach $250 Million



With the addition of both the Marathon City and Eastside branches, the employee count topped seventy with assets of $200 million. During the growth, expanding customer relationships and service remained at the heart of the bank's decisions.

A perfect example of this long-term commitment to customers is the relationship built with the TD Fischer Group. Started in 1997 by Bob Fischer and two partners, the TD Fischer Group designs and builds tradeshow displays and exhibits for businesses across the United States.

"Peoples provided the financial backing we needed to get started," explained Bob Fischer, owner and president of TD Fischer Group. "We met with four other corporate banks that operated under very strict policies. Peoples helped us get a WHEDA loan and a SBA loan."

Today the company employs over 30 people and has worked with Peoples to finance cutting edge new equipment.

"Backed with our new equipment, we were able to take on more business and more complicated projects," added Fischer.

As the bank continued to grow and expand, David Kopperud was promoted to President in July of 1999. Kopperud and his management team would build on the momentum started in the 1990s and engineer the next season of aggressive growth with a focus on commercial real estate lending.

2001

Peoples Eagle River Branch Opens Inside Trig's



2002

Peoples Opens New Free Standing Location in Rhinelander







2004

Peoples Opens Branch in Minocqua

Grand Opening of New Home Office Located on Stewart Avenue, Wausau

2000 - 2012

"Innovative Expansion"

The decade began with the launch of an expanded customer service call center, allowing customers to have nearly instant access to the information and support that they need to meet their financial needs. The expansion exemplified what has made the bank different from day one: finding ways to serve the community more effectively.

With that goal in mind, customer service extended past the traditional methods that had served the bank for its first forty years into cyberspace. Today, customers enjoy online and mobile banking options. The technological advances actually reinforce what makes the bank special to existing and new customers.

"We pride ourselves on helping someone who is uncomfortable using a computer and someone who is very savvy with technology," explained Bev Bauman. "It's important at Peoples to understand what the customer's comfort level is and solve their banking challenges immediately, no matter what their level of experience with technology."

Because the bank continued to meet needs, its growth was steady and strong. Peoples became an important part of the community as the bank reached out to businesses and families in the Wausau area.

"If Peoples hadn't stepped up, we wouldn't exist today."

"If Peoples hadn't stepped up, we wouldn't exist today," said Darrell Cook, one of the partners in Walkabout Orthotics and Prosthetics. "They helped us get a small business loan. They really went the extra mile, and they did it amazingly quick."

Darrell and his two partners have a unique business. The three work with amputees, building artificial limbs and helping patients learn to walk again.

"We serve patients within a 100 mile radius of Wausau," explained Cook. "With the help of Peoples we were able to purchase what we needed to begin serving the community."

Seeing an unmet need in Rhinelander, Peoples entered the northern Wisconsin market in 1998 with a small office in Trig's grocery store. This flexible approach to seeding a branch gave the bank a new method to help reach underserved populations quickly.

After a few years in Rhinelander, Peoples discovered additional unmet needs in the Northwoods. The bank opened its second northern branch in Trig's Eagle River store. Customer relationships continued to grow and Peoples deepened its commitment in Rhinelander by building a freestanding banking location on

2005


Peoples

Peoples Weston Branch Opens

Assets Reach $500 Million

2006

Peter W. Knitt Named President of Peoples



2011

Assets Reach $623 Million

Anderson Street. In 2002, the new 7,600 square foot building opened to help further expand services offered in the community.

By financing business growth, providing trusted advice and delivering unparalleled service, Peoples State Bank became a one-stop source for comprehensive solutions. Expansion continued in 2004 when Peoples entered the Minocqua, Wisconsin market.

"Ever since Peoples came into the market, they have been very easy to work with," explained John Riopel of Musson Brothers. "They are very responsive and are able to take care of business without a lot of drum beating."

Musson Brothers is a state wide road construction contractor with offices in Rhinelander and Brookfield. Specializing in DOT and Municipal road construction, they've partnered with Peoples on a variety of projects since the bank's expansion into the Rhinelander area.

"It's really the relationships we have with the staff at Peoples that keeps us working with them," continues Riopel. "We have other options, but we keep working with Peoples because they take care of us."

While the Northwoods presented opportunities, by mid 2004 so did the Village of Weston. The arrival of a new hospital campus was a sign that the area was expanding to meet the needs of the growing village. In 2005, Peoples added a 4,000 square foot Weston location to round out its network of banking locations in central Wisconsin. Existing customers and new customers now had the convenience of a full service location in their backyard to meet their growing financial needs.

The success of local business owners Tom and Janet Felch's, J&D Tube Benders is an example of the growing Weston community.

"Peoples was willing to take a chance on our business," explains Tom. "We went through a period of aggressive growth and needed capital at key times to expand our facility."

Peoples partnered on each of J&D Tube Benders' three different expansions.

"It was like having a silent partner in our business," Tom continued. "They took the time to understand our industry and were always ready to help."

On July 1, 2006, Peter Knitt was named President. Peter and his executive team have overseen the latest growth trend, even through a historically challenging time for the banking industry. This success is directly tied to an entrepreneurial spirit and commitment to help businesses reach their goals.

"We're proud to go to work every day with the idea that we're going to help someone," explains Knitt. "Maybe that's a business looking to expand, a couple buying their first home or maybe a college student getting a checking account. At every level we have the people to make a difference. We've been doing it for 50 years, and we certainly have no plans to stop."


Customer Service

PEOPLES STATE BANK - CENTRAL WISCONSIN SALES TEAM

helping people and businesses see their potential since 1962

It takes a team of knowledgeable and dedicated employees to grow and prosper through 50 years of business.

On August 1,1962, a group of local investors began a noble experiment in customer service in a modest new bank building on Wausau's west side. The first Peoples State Bank customers to walk through those doors were greeted by President Gordon Connor, Executive Vice President Charles Anderson, and their team. They began a tradition of people-to-people banking relationships that endure today in our large modern headquarters at 1905 Stewart Avenue, along with several branch locations throughout northcentral Wisconsin.

Although the faces and the names have changed over our 50 year history, the same fundamentals of customer service continue at Peoples State Bank. In 1962, our founders knew those first customers were the key to the bank's success. Today, we still aspire to treat everyone like those first customers. Whether you need a quick banking transaction at our drive-thru window, or in-depth assistance at the desk of a personal or business banker, our team will provide the valued-added service that has allowed us to grow our market share over the years despite difficult economic environments and the highly competitive banking market.


PEOPLES STATE BANK - NORTHERN WISCONSIN SALES TEAM

Our Formula For Great Employees

It starts with our screening process when we are recruiting for any open position. The "price of admission" for any hire is a customer-focused attitude, integrity and trust, problem solving capabilities and decision quality. If the candidate passes the initial test, the next step is to live by our customer service core values – know our products and services, be accountable for one's actions, be a team player with agility to meet the expectations of customers, and have pride in Peoples State Bank. These attributes are reinforced in our training and development and in our performance management programs.

It's about you: our customers, employees and shareholders

Talent Management

Recruiting, retaining and engaging quality employees is so important to us that we include employees in our mission statement – "It's about you: our customers, employees and shareholders." To ensure a high level of service and give our shareholders value, our employees must believe in what we are doing and share our vision for the future of Peoples. Employees are often asked for their insights and opinions, and managers show appreciation for their feedback. Individuals and teams are recognized for their sales and service or the other ways they contribute to our success. Employee engagement is the basis for great service, so we regularly measure both employee engagement and customer satisfaction. Fortunately, our attention to employee satisfaction has paid off for our customers and shareholders.

Teamwork

The bank employs more than 75 dedicated sales people focused on finding solutions for your personal or business needs to reach your goals regardless of your stage in life. Behind the scenes, we have another 65 employees committed to ensuring you are serviced with efficiency and agility. After all, that's what our founders envisioned and that is the tradition we're committed to maintain for the next 50 years and beyond.

100%
of our employees volunteered in 2011

over
$100K
donated to local charities and nonprofits

over
5,700
total hours donated by Peoples State Bank employees

being local

Peoples has been meaningfully serving neighborhoods across Central and Northern Wisconsin for 50 years and will continue to do so.

To our customers being "neighborly" means making more time to really listen. More time to get to know our customers and their individual concerns. More time to explore the uniqueness of the communities that surround us, and find unique ways to support them. As we continue to define what it means to always see the potential, we will create opportunities for growth and deepen our connections with our customers and the local communities we serve.

Once again in 2011 every employee at Peoples spent time helping others see their potential through volunteering and donations. From our Poo-trol team at the inaugural Humane Society's walk/run to a pumpkin patch at our Rib Mountain location, and through our annual "give" campaign that raised over $13,000 for local food pantries to countless other organizations and projects, our employees can be seen out in the community helping define what it means to be a good neighbor.

long-time leaders retire

2012 marks the end of an era at Peoples State Bank. Two long-time board members, Patrick Crooks and Gordon Gullickson, are retiring after three decades of service.

Patrick Crooks, son of bank co-founder Clayton Crooks, has served on the board since 1988 and served as Chairman of Peoples State Bank's Board of Directors since 2002. Patrick is a partner at Crooks, Low & Connell, S.C. Attorneys at Law in Wausau, focusing on personal injury litigation, condemnation law, real estate, and probate law.

"The important thing for a community bank like the one we've built here is that we focus on helping the local community. A community bank can't grow without the community growing," said Patrick Crooks.

That philosophy was front and center through the efforts of Gordon Gullickson, who served as Peoples President from 1986 to 1999. Gordon has served on the board since 1986 and as Chairman of the Board for PSB Holdings, Inc. since 2000. In his role as President, Gullickson put customers front and center.

"In the original bank my office was right by the front door," explains Gordon Gullickson. "And the door was always open. It was a signal to anyone who came to the bank that they were important. No matter if you were a dairy farmer or a factory worker, a mother or businessperson, everyone had a place at Peoples State Bank."

Gordon spent his entire career in banking, joining Peoples in 1969 as a vice president. He has greatly enjoyed his time at Peoples. "Gordy," as so many know him, appreciated how much of a family Peoples was and continues to be. "My greatest satisfaction is watching the bank, its employees and its customers grow and prosper."

We thank Patrick and Gordon for their contributions in helping make Peoples what it is today.


1962

Gordon P. Gullickson

Patrick L. Crooks



FRONT ROW (L TO R): David Kopperud, Patrick Crooks, Gordon Gullickson, Peter Knitt
BACK ROW (L TO R): William Fish, Charles Ghidorzi, Kevin Kraft, Thomas Polzer, Timothy Sonnentag, William Reif, Karla Kieffer, Gordon Connor, Thomas Riiser

board of directors

Gordon P. Connor
President
Connor Management Corp.

Patrick L. Crooks
Chairman of
Peoples State Bank
Attorney & President
Crooks, Low, & Connell, S.C.

William J. Fish
President
BILCO, Inc.
(McDonald's Franchisee)

Charles A. Ghidorzi
Managing Member
Ghidorzi Construction
Company, LLC

Gordon P. Gullickson
Chairman of PSB Holdings, Inc.
Retired President
of Peoples State Bank

Karla M. Kieffer
Co-owner and VP Sales
SUN Printing

Peter W. Knitt
President & CEO
PSB Holdings, Inc.
& Peoples State Bank

David K. Kopperud
Retired President
of Peoples State Bank

Kevin J. Kraft
COO/CFO
JARP Industries, Inc.

Thomas R. Polzer
President
M&J Sports, Inc.

William M. Reif
President & CEO
Wausau Coated
Products, Inc.

Thomas A. Riiser
Retired President
of Riiser Oil Co., Inc.

Timothy J. Sonnentag
President & CEO County
Materials Corporation

DIRECTORS EMERITUS
Leonard C. Britten
Lawrence Hanz, Jr.
John H. Sonnentag
Eugene Witter

senior management

Peter Knitt
President & CEO
As president and Chief Executive Officer, Mr. Knitt is responsible for setting strategic direction and for ensuring the profitability of the bank. Mr. Knitt joined the bank in 2003 as the Northern Market President and has an extensive track record of 30 years in commercial banking.

Scott Cattanach, CPA
Senior Vice President & CFO
Mr. Cattanach joined Peoples State Bank as Chief Financial Officer in 2002 after 11 years of serving banks as a CPA with Wipfli LLP. His responsibilities include financial reporting to shareholders and regulatory agencies, as well as managing the bank's investment portfolio and liquidity position, product pricing, budgeting, investor relations and strategic planning.

Patrick Heier
Senior Vice President, Commercial Banking
Mr. Heier joined Peoples in the fall of 2007. His past sales and credit experience at larger regional banks has helped the bank profitably grow its commercial line of business while focusing on the development of relationships with companies that closely align with the bank's objectives.

Donna Staples, SPHR
Senior Vice President, Human Resources
Ms. Staples joined Peoples in 2006. Her responsibilities include strategic planning, organizational development, and compensation and benefit administration, and recent oversight of marketing. In her 30-year career, Ms. Staples has implemented many innovative programs to solidify employee development and engagement, and has helped organizations successfully assimilate different cultures upon multiple mergers and acquisitions.

Tom Knudsen
Senior Vice President, Northern Market President
Mr. Knudsen joined Peoples in 2008 and has more than 37 years of commercial lending experience throughout Northern Wisconsin. He is responsible for the growth of Peoples northern market offices. Tom is actively involved with organizations that promote business growth in Northern Wisconsin.

John Proulx
Senior Vice President, Retail Services
Mr. Proulx joined Peoples in 1989. His responsibilities include supervision of Retail Services including branch management, personal banking, teller operations and real estate lending as well as Wealth Management.

Keith Baars | Vice President
Commercial Lending and Loan Operations
Mr. Baars joined Peoples in 1998. His responsibilities include business development, lending and overseeing loan operations for the bank. He was instrumental in starting and managing the credit department, shaping a strong credit culture at Peoples and developing a proactive approach to the bank's collection activities.

Leif Christianson
Vice President, Chief Information Officer
Mr. Christianson joined Peoples in 2007 and has over 17 years of experience related to information technology, risk management and data processing. His responsibilities include the management of the bank's operations, technology, call center and facilities. Mr. Christianson also has spearheaded numerous technology and operational initiatives that have improved the delivery of customer service, operational efficiencies and bank profitability.

Chris Pfender, CPA
Vice President, Risk Management
Mr. Pfender joined Peoples in 2004 and has more than 12 years of experience with financial institutions. Prior to joining Peoples, he worked at a regional accounting firm serving a variety of banking and commercial customers. His responsibilities include overseeing regulatory compliance, internal audit and credit administration at Peoples.



FRONT ROW (L TO R): Peter Knitt, Scott Cattanach, Patrick Heier
BACK ROW (L TO R): Keith Baars, Leif Christianson, Donna Staples, Tom Knudsen, John Proulx, Chris Pfender



meet our staff

Curtis Aderholdt
Ron Aderholdt
Tina Andrasek
Dan Augustine
Keith Baars
Beverly Bauman
Pamela Bautsch
Karen Bieszk
Gayle Boettcher
Dawn Borchardt
Benjamin Bowman
Gary Brainard
Anthony Braun
Lenore Breit
Scott Cattanach
Kathy Chavez
Leif Christianson
Victoria Davis
Paula Denfeld
Connie Devoe-Aspeitia
Barbara Donner
Sandy Dreger
Valerie Dreger
Lisa Dupree
Karen Eckert
Thomas Feck
Heidi Fleurant
Greg Framke
Sarah Grabko
Peggy Hardt
Janet Hegy
Patrick Heier
Mai Her
Julia Hernandez
Connie Higgins
Sara Hill
Matthew Hoenecke
Katherine Hoenisch
Sara Holtz
Brody Honkanen
Jennifer Huset
Jeffery Isaacson
Denise Jantzen
Christopher Kalk
Brandon Karaba
Jennifer Kasmarek
Lois Kegel
Jacqueline Kell
Karen Kindelberger
Kayle Kislow
Lynn Klein
Kathy Klockziem
Julie Knetter
Peter Knitt
Thomas Knudsen
Lynn Kosina
Peter Kramer
Mary Kranz
Lisa Krause
Stuart Krause
Laura Kuckkahn
Kristine LaCrosse
Sheri Langsdorf
Danielle Laszewski
Craig Lau
Emmy Lawrence
Kayeng Lee Moua
Sydney Lenhard
Michelle Lewens
Tina Lis
Phong Lo
Jane Loos
Charlotte Ludkey
Dawn Lynch
Shari Lyon
Susan Mathwich
Victoria Mauritz
Barbara Miller
Erin Miller
Daniel Mortensen
Janis Mueller
Jennifer Mulder
Tiffany Neiter
Leonard Olbrantz
Kerry Olson
Robert Olszewski
Darren Parker
Debra Patek
Amy Peek
Shanon Peel
Deborah Perry
Jessica Perry
Christopher Pfender
Alice Piehl
Debra Pradarelli
Gene Prei
Jason Preu
John Proulx
Melanie Przybylski
Holly Purcell
Amanda Raduechel
Kathleen Rein
Kristin Reinicke
Michelle Roland
Dennis Rosenau
Paige Rueth
Nancy Rutta
Timothy Sanderson
April Scheurer
Christine Schlichte
Lyndsay Schmeltzer
Mary Schneider
Mary Schreiber
Christine Schreiner
Kenneth Schultz
Heather Schulz
Stephanie Seyfert
Adam Siewert
Kari Solomonson
Karl Spaay
Shelly Spaay
Donna Staples
Scott Staszak
Kenneth Stengl
Peggy Swanson
Cynthia Swendrzynski
Paula Szydel
Anna Tessmer
Mark Tushkowski
Craig Van Der Leest
Julie Vang
Sarah Verber
Bernadine Verick
Terri Vrolijk
Penny Wetzel
Jaime Weyneth
Delores Wiernasz
Bradley Will
Terry Winchell
Pamela Wojtasiak
Cynthia Wright
Ka Youa Xiong
Nou Xiong
Amy Young
Carole Ziemendorf

AT PEOPLES, IT'S ABOUT YOU:

our customers, employees and shareholders

stock symbol PSBQ

investor site www.psbholdingsinc.com